U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-00334                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN CAPITAL GROWTH FUND

4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403






            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

        Franklin Templeton Fund Allocator Series
        Franklin Templeton Variable Insurance Products Trust
        Franklin Global Trust
        Franklin Strategic Series
        Franklin Universal Trust
        Franklin Strategic Mortgage Portfolio
        Franklin Gold and Precious Metals Fund
        Franklin Capital Growth Fund
        Institutional Fiduciary Trust
        Franklin High Income Trust
        Franklin Real Estate Securities Trust
        Franklin Multi-Income Trust
        Franklin Templeton Limited Duration Income Trust
        Templeton Russia and East European Fund, Inc.
        Templeton Emerging Markets Fund
        Templeton Global Income Fund
        Templeton Emerging Markets Income Fund
        Franklin Templeton Money Fund Trust
        Franklin Investors Securities Trust
        Franklin Value Investors Trust
        Templeton Global Investment Trust


and the Board of Directors of

        Franklin Federal Money Fund
        Franklin Money Fund
        Franklin Custodian Funds, Inc.
        Templeton Dragon Fund, Inc.
        Templeton Institutional Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2005, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2005 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006


            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2005, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2005, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.



By:




/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER

6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date

                                                                    ATTACHMENT I

FUND                                                            PERIODS COVERED
-----------------------------------------------------------------------------------------

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES:
  Franklin Templeton Conservative Target Fund            January 31, 2005 - July 31, 2005
  Franklin Templeton Moderate Target Fund                January 31, 2005 - July 31, 2005
  Franklin Templeton Growth Target Fund                  January 31, 2005 - July 31, 2005
  Franklin Templeton Corefolio Allocation Fund           January 31, 2005 - July 31, 2005
  Franklin Templeton Perspectives Allocation Fund        January 31, 2005 - July 31, 2005
  Franklin Templeton Founding Funds Allocation Fund      January 31, 2005 - July 31, 2005

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
  Franklin Strategic Income Securities Fund              January 31, 2005 - July 31, 2005
  Franklin Small Cap Value Securities Fund               January 31, 2005 - July 31, 2005
  Franklin Rising Dividends Fund                         January 31, 2005 - July 31, 2005
  Franklin Small-Mid Cap Growth Securities Fund          January 31, 2005 - July 31, 2005
  (name changed from Franklin Small Cap Fund,
  effective May 1, 2005)
  Templeton Global Asset Allocation Fund                 January 31, 2005 - July 31, 2005
  Templeton Foreign Securities Fund                      January 31, 2005 - July 31, 2005
  Franklin Flex Cap Growth Securities Fund               March 1, 2005 - July 31, 2005
  Franklin Large Cap Value Securities Fund               March 1, 2005 - July 31, 2005

FRANKLIN GLOBAL TRUST:
  Fiduciary High Income Fund                             January 31, 2005 - July 31, 2005
  Fiduciary Core Fixed Income Fund                       January 31, 2005 - July 31, 2005
  Fiduciary Small Capitalization Equity Fund             January 31, 2005 - July 31, 2005
  Fiduciary Large Capitalization Growth and Income Fund  January 31, 2005 - July 31, 2005
  Fiduciary European Smaller Companies Fund              January 31, 2005 - July 31, 2005
  Fiduciary Core Plus Fixed Income Fund                  January 31, 2005 - July 31, 2005

FRANKLIN STRATEGIC SERIES:
  Franklin Aggressive Growth Fund                        April 30, 2005 - July 31, 2005
  Franklin U.S. Long-Short Fund                          April 30, 2005 - July 31, 2005
  Franklin Natural Resources Fund                        April 30, 2005 - July 31, 2005
  Franklin Biotechnology Discovery Fund                  April 30, 2005 - July 31, 2005
  Franklin Blue Chip Fund                                April 30, 2005 - July 31, 2005
  Franklin Global Health Care Fund                       April 30, 2005 - July 31, 2005
  Franklin Global Communications Fund                    April 30, 2005 - July 31, 2005
  Franklin Strategic Income Fund                         April 30, 2005 - July 31, 2005
  Franklin Flex Cap Growth Fund                          April 30, 2005 - July 31, 2005
  Franklin Technology Fund                               April 30, 2005 - July 31, 2005
  Franklin Small Cap Growth Fund II                      April 30, 2005 - July 31, 2005
  Franklin Small-Mid Cap Growth Fund                     April 30, 2005 - July 31, 2005

FRANKLIN UNIVERSAL TRUST                                 January 31, 2005 - July 31, 2005
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO                    January 31, 2005 - July 31, 2005
FRANKLIN GOLD AND PRECIOUS METALS FUND                   January 31, 2005 - July 31, 2005
FRANKLIN CAPITAL GROWTH FUND                             April 30, 2005 - July 31, 2005




INSTITUTIONAL FIDUCIARY TRUST:
  Money Market Portfolio                                 April 30, 2005 - July 31, 2005
  Franklin Cash Reserves Fund                            April 30, 2005 - July 31, 2005
  Franklin Structured Large Cap Growth Equity Fund       April 30, 2005 - July 31, 2005
  Franklin Structured Large Cap Core Equity Fund         April 30, 2005 - July 31, 2005

FRANKLIN HIGH INCOME TRUST:
  Franklin AGE High Income Fund                          April 30, 2005 - July 31, 2005

FRANKLIN REAL ESTATE SECURITIES TRUST:
  Franklin Real Estate Securities Fund                   April 30, 2005 - July 31, 2005

FRANKLIN MULTI-INCOME TRUST                              January 31, 2005 - July 31, 2005
FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST         January 31, 2005 - July 31, 2005
TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.            April 30, 2005 - July 31, 2005
TEMPLETON EMERGING MARKETS FUND                          January 31, 2005 - July 31, 2005
TEMPLETON GLOBAL INCOME FUND                             January 31, 2005 - July 31, 2005
TEMPLETON EMERGING MARKETS INCOME FUND                   January 31, 2005 - July 31, 2005

FRANKLIN TEMPLETON MONEY FUND TRUST:
  Franklin Templeton Money Fund                          April 30, 2005 - July 31, 2005

FRANKLIN INVESTORS SECURITIES TRUST:
  Franklin Floating Rate Daily Access Fund                      January 31, 2005 - July 31, 2005
  Franklin Total Return Fund                                    January 31, 2005 - July 31, 2005
  Franklin Limited Maturity U.S. Government Securities Fund     January 31, 2005 - July 31, 2005
  Franklin Convertible Securities Fund                          January 31, 2005 - July 31, 2005
  Franklin Equity Income Fund                                   January 31, 2005 - July 31, 2005
  Franklin Low Duration Total Return Fund                       January 31, 2005 - July 31, 2005
  Franklin Adjustable U.S. Government Securities Fund           January 31, 2005 - July 31, 2005

FRANKLIN VALUE INVESTORS TRUST:
  Franklin Balance Sheet Investment Fund                 January 31, 2005 - July 31, 2005
  Franklin MicroCap Value Fund                           January 31, 2005 - July 31, 2005
  Franklin Small Cap Value Fund                          January 31, 2005 - July 31, 2005
  Franklin Large Cap Value Fund                          January 31, 2005 - July 31, 2005
  Franklin Mid Cap Value Fund                            July 1, 2005 - July 31, 2005

TEMPLETON GLOBAL INVESTMENT TRUST:
  Templeton Income Fund                                  July 1, 2005 - July 31, 2005

FRANKLIN FEDERAL MONEY FUND                              April 30, 2005 - July 31, 2005
FRANKLIN MONEY FUND                                      April 30, 2005 - July 31, 2005

FRANKLIN CUSTODIAN FUNDS, INC.:
  Franklin Growth Fund                                   January 31, 2005 - July 31, 2005
  Franklin Utilities Fund                                January 31, 2005 - July 31, 2005
  Franklin DynaTech Fund                                 January 31, 2005 - July 31, 2005
  Franklin Income Fund                                   January 31, 2005 - July 31, 2005
  Franklin U.S. Government Securities Fund               January 31, 2005 - July 31, 2005

TEMPLETON DRAGON FUND, INC.                              January 31, 2005 - July 31, 2005

TEMPLETON INSTITUTIONAL FUNDS, INC.:
  Foreign Equity Series                                  January 31, 2005 - July 31, 2005